GEMXX CORP.	2300 West Sahara Avenue Suite 800 Las Vegas, NV 89102

December 16, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Coleman
Liz Packebusch
Timothy S. Levenbegr

Re:	Gemxx Corp.
Amendment No. 3 to Offering Statement on Form 1-A
Filed September 6, 2022
File No. 024-11922

Dear Sir or Madam:

Gemxx Corp. (the “Company”) is filing amendment number 4 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your request to provide the FINRA No Objection Letter (the “Letter”). We have updated the dates in the Amendment and have attached the Letter hereto.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jay Maull

Jay Maull